SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Prime Acquisition Corp.
(Name of Issuer)

Ordinary Shares, $0.001 Par Value
(Title of Class of Securities)

G72436119
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G/A is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G72436119	13G/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Polar Securities Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 488,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 488,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 488,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.97%
12	TYPE OF REPORTING PERSON IA

CUSIP No. G72436119	13G/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON North Pole Capital Master Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 488,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 488,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 488,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.97%
12	TYPE OF REPORTING PERSON CO

CUSIP No. G72436119	13G/A	Page 4 of 7 Pages

This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13G filed on April 1, 2011 (as amended, the "Schedule 13G") with respect to ordinary shares; par value $0.001 per share (the "Shares") of the Company. Capitalized terms not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G.

Item 1 (a).	NAME OF ISSUER

The name of the issuer is Prime Acquisition Corp. (the "Company")

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The Company's principal executive offices are located at No. 322, Zhongshan East Road, Shijiazhuang, Heibei Province, F4 050011.

Item 2 (a).	NAME OF PERSON FILING

This statement is filed by:

(i)	North Pole Capital Master Fund ("North Pole"), a Cayman Islands exempted company, with respect to the Shares (defined in item 2(d) below) reported in this Schedule 13G/A directly held by it; and

(ii)	Polar Securities Inc. (“Polar Securities”), a company incorporated under the laws on Ontario, Canada, with respect to the Shares reported in this Schedule 13G/A directly held by North Pole.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the business office of each of the Reporting Persons is 401 Bay Street, Suite 1900, PO Box 19, Toronto, Ontario M5H 2Y4, Canada.

Item 2(c).	CITIZENSHIP

The citizenship of each of the Reporting Persons is set forth above.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Ordinary Shares, $0.001 Par Value (the "Shares")

Item 2(e).	CUSIP NUMBER

G72436119

CUSIP No. G72436119	13G/A	Page 5 of 7 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	OWNERSHIP

The percentages used herein are calculated based upon 4,894,983 Shares reported to be outstanding as of June 30, 2011, as reported in the Form 6-K filed by the Company on November 4, 2011.

A.	Polar Securities
	(a)	Amount beneficially owned: 488,000
	(b)	Percent of class: 9.97%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 488,000 Shares
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition of: 488,000 Shares

B.	North Pole
	(a)	Amount beneficially owned: 488,000
	(b)	Percent of class: 9.97%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 488,000 Shares
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 488,000 Shares

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

See Item 4.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

CUSIP No. G72436119	13G/A	Page 6 of 7 Pages

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G72436119	13G/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2012	Polar Securities Inc.

/s/ Paul Sabourin
Paul Sabourin
Chief Investment Officer

North Pole Capital Master Fund

By: Polar Securities Inc.

/s/ Paul Sabourin
Paul Sabourin
Chief Investment Officer